UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

OTELCO, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

688823202

(CUSIP Number)

Ira Sochet

121 14th Street

Belaire Beach, Florida 33786

(305) 490-3716

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Louis R. Montello, Esquire

Montello Law

2750 N.E. 185th Street, Suite 201

Aventura, Florida 33180

(305) 682-2000

June 19, 2013

(Date of Event Which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68882302

1.	Name of Reporting Persons Ira Sochet.
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☐
3.	SEC Use Only ☐.
4.	Source of Funds PF, WC.
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐.
6.	Citizenship or Place of Organization United States.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 149,268.
	8.	Shared Voting Power 0.
	9.	Sole Dispositive Power 149,268.
	10.	Shared Dispositive Power 0.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,268.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐.
13.	Percent of Class Represented by Amount in Row (11) 4.9%.
14.	Type of Reporting Person IN.

CUSIP No. 68882302

This amendment to Schedule 13D (the “Amendment”) is filed as Amendment No. 1 to the Statement on Schedule 13D, dated March 12, 2013 (the “Schedule 13D”), filed on behalf of (as defined in Item 2 below) relating to the common stock of Otelco, Inc., a Delaware corporation.

This Amendment reflects material changes in the Schedule 13D, such material changes being more fully reflected in Items 2 and 5 below.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by Ira Sochet (the “Reporting Person”).

(b) The business address of the Reporting Person is 121 14th Street, Belaire Beach, Florida 33786.

(c) The Reporting Person is a private investor.

(d) The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the last 5 years.

(e) During the last 5 years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this Amendment, the Reporting Person may be deemed to be the beneficial owner of 149,268 shares of Common Stock, which constituted approximately less than 5 percent of the 3,006,526 shares of Common Stock outstanding on May 7, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015.

(b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.

(c) Not applicable

(d) Not applicable.

(e) June 19, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2015	/s/ IRA SOCHET
Ira Sochet